PORTEC RAIL
PRODUCTS, INC.

July 21, 2006


Mr. Michael Fay
Accounting Branch Chief
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549-3561

RE:  Portec Rail Products, Inc.
     File Number 000-50543

Dear Mr. Fay:

     This letter is in response to a request from the United States Securities and Exchange Commission ("the Commission") seeking more information from Portec Rail Products, Inc. ("The Company"), as a result of a conference call between the Company and its representatives, and the Commission, on July 11, 2006. In response to the Commission's request for information, please find our explanations following.

     It is the Company's understanding that clarification of the nature of operations, and the appropriate accounting treatment for its operations, is requested by the Commission for the Company's Salient Systems, Inc. ("Salient Systems") subsidiary. Salient Systems is engaged in the design, manufacture and installation of preventive maintenance equipment for its customers, which are primarily railroads. This preventive maintenance equipment is designed and manufactured according to customer specifications, many times customized for that particular customer's needs. After various discussions and exchanges of information with a customer, Salient Systems presents detailed equipment specifications to a customer in the form of a product quotation. This product quotation is then accepted by the customer and confirmed via issuance of a purchase order or contract to build. Once the purchase order/contract is received by Salient Systems, the design and manufacturing processes begin. After the manufacturing is complete, the product is then installed at the customer location. Each customer location varies significantly; this uniqueness poses its own challenges for each installation. The length of time from design to completion of installation varies, depending on the particular product, but generally takes between two and five months. It should be noted also that in general, Salient Systems does not produce products or equipment for inventory purposes. The production begins only upon the receipt of an order from a customer. It is because of this process that we utilize the percentage of completion method to recognize revenue for the business cycle of Salient Systems' products.

     It is the Company's understanding that under Statement of Position 81-1, which seeks to provide guidance on the application of Accounting Research Bulletin No. 45, the percentage of completion method is preferable to the completed contract method when estimates of costs to complete and extent of progress toward completion of long-term contracts are reasonably dependable.
This is stated in SOP 81-1, paragraph 5. Additionally, SOP 81-1, paragraph 1 states that "This statement of position provides guidance on the application of generally accepted accounting principles in accounting for the performance of contracts for which specifications are provided by the customer for the construction of facilities or the production of goods or for the provision of related services." Further, SOP 81-1, paragraph 13 states that "Contracts covered by this statement include, but are not limited to, the following:
Contracts to design, develop, manufacture, or modify complex aerospace or electronic equipment to a buyer's specifications or to provide services related to the performance of such contracts." It is the Company's position that Salient Systems' products are "complex electronic equipment".

     We trust that the foregoing is responsive to the  Commission's  request for

      Portec Rail Products, Inc. Corporate Office 900 Old Freeport Road,
                 P.O. Box 38250, Pittsburgh, PA 15238-8250 USA
      412-782-6000 Phone 412-782-3987 Fax E-mail: corporate@portecrail.com
                               www.portecrail.com
information. If there are any questions regarding the above, or if I can be of any assistance to the Commission, please feel free to contact me at 412-782-6000 extension 4202. Thank you for your consideration and cooperation.


Sincerely,

/s/ John N. Pesarsick

John N. Pesarsick
Chief Financial Officer